Exhibit 23

Independent Auditors' Consent

The Plan Administrator
CDI Corporation 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-65879) on Form S-8 of CDI Corporation of our report dated May 30, 2003, with respect to the statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended and related schedules, which report appears in the December 31, 2002 annual report on Form 11-K of the CDI Corporation 401(k) Savings Plan.

/s/ KPMG, LLP

Philadelphia, Pennsylvania
June 27, 2003